



Third Quarter 2018 Earnings

October 24, 2018

- **IDEX's Overview and Outlook**

- **Q3 Financial Performance**

- **Segment Performance**
  - Fluid & Metering Technologies
  - Health & Science Technologies
  - Fire & Safety / Diversified Products

- **2018 Guidance Summary**

- **Q&A**

Trusted Solutions,
Improving Lives™

Replay Information

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Cautionary Statement Under the Private Securities Litigation Reform Act; Non-GAAP Measures

This presentation and discussion will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements may relate to, among other things, capital expenditures, acquisitions, cost reductions, cash flow, revenues, earnings, market conditions, global economies and operating improvements, and are indicated by words or phrases such as "anticipates," "estimates," "plans," "expects," "projects," "forecasts," "should," "could," "will," "management believes," "the company believes," "the company intends," and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this news release. The risks and uncertainties include, but are not limited to, the following: economic and political consequences resulting from terrorist attacks and wars; levels of industrial activity and economic conditions in the U.S. and other countries around the world; pricing pressures and other competitive factors, and levels of capital spending in certain industries – all of which could have a material impact on order rates and IDEX's results, particularly in light of the low levels of order backlogs it typically maintains; its ability to make acquisitions and to integrate and operate acquired businesses on a profitable basis; the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness; political and economic conditions in foreign countries in which the company operates; interest rates; capacity utilization and the effect this has on costs; labor markets; market conditions and material costs; and developments with respect to contingencies, such as litigation and environmental matters. Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, the risks discussed in the "Risk Factors" section included in the company's most recent annual report on Form 10-K filed with the SEC and the other risks discussed in the company's filings with the SEC. The forward-looking statements included in this presentation and discussion are only made as of today's date, and management undertakes no obligation to publicly update them to reflect subsequent events or circumstances, except as may be required by law. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information in this presentation and discussion.

This presentation contains non-GAAP financial information. Reconciliations of non-GAAP measures are included either in this presentation or our earnings release for the three-month period ending September 30, 2018, which is available on our website.

Trusted Solutions, Improving Lives™

Sales



Adjusted EPS*



Adjusted Operating Margin*



Free Cash Flow



* Operating margin and EPS data adjusted for restructuring expenses ($4.6M in Q3 2018).

Organic sales growth of 9 percent drove a 200 bps increase in operating margin

Fluid & Metering Technologies

(Dollars in millions)

Orders	Sales	Adjusted Operating Margin*



Organic: 12% increase

$216 $236



Organic: 12% increase

$221 $239



140 bps increase

28.1%   29.5%

Q3 Sales Mix:		
Organic	12%
Divestiture	-3%
FX	-1%
Reported Sales	8%

Q3 Highlights:

❑ Ag continues to perform well and early pre-season orders signal continued strength

❑ Industrials remain solid driven by strong US distribution market

❑ Energy showing strength due to increasing oil prices and improving market conditions

* Operating margin data adjusted for restructuring expenses ($0.8M in Q3 2018).

Organic orders and sales up 12 percent

Trusted Solutions, Improving Lives™

Health & Science Technologies

Orders

Organic: 8% increase



$202 $219

Sales

Organic: 6% increase



$207 $222

Adjusted Operating Margin*

130 bps increase



22.2%   23.5%

Q3 Sales Mix:		
	Organic	6%
	Acquisition	2%
	FX	-1%
	Reported Sales	7%

Q3 Highlights:

- ☐ IVD/Bio and Life Science Optics businesses are outpacing the market
- ☐ Sealing Solution performing well on the heels of strength within the European Auto market
- ☐ MPT seeing expansion within the pharma & food markets
- ☐ Industrials showing strength amongst stability in distribution

* Operating margin data adjusted for restructuring expenses ($3.1M in Q3 2018).

Strong revenue growth across all businesses drove margin expansion of 130 bps

Trusted Solutions, Improving Lives™

Fire & Safety / Diversified Products

(Dollars in millions)

Orders

Organic: 3% increase



$156 $160

■ 2017 ■ 2018

Sales

Organic: 11% increase



$147 $162

■ 2017 ■ 2018

Adjusted Operating Margin*

300 bps increase



24.7%   27.7%

■ 2017 ■ 2018

Q3 Sales Mix:	Organic	11%
	FX	-1%
	Reported Sales	10%

Q3 Highlights:

❑ Dispensing remains steady with a favorable long-term outlook

❑ Fire business showing growth despite OEM global supply chain challenges

❑ Rescue strong based on global project wins

❑ Band-IT continues to over deliver with NPD and new project wins

* Operating margin data adjusted for restructuring expenses ($0.1M in Q3 2018).

Strong organic sales growth drove a 300 bps operating margin improvement

2018 Guidance Summary

Q4 2018
– EPS estimate range: $1.25 – $1.27

– Organic revenue growth: 5 – 6%

– Operating margin: ~ 23.0%

– Tax rate: ~ 26%

– FX impact: ~ 1.0% topline headwind based on September 30, 2018 FX rates

– Corporate costs: $18 – $20 million

FY 2018

– EPS estimate range: $5.35 – $5.37

– Organic revenue growth: ~ 8%

– Operating margin: ~ 23.0%

– FX impact: ~ 1.0% topline tailwind based on September 30, 2018 FX rates

– Other modeling items:

  - Tax rate: ~ 23%
  - Cap Ex: > $50M
  - Free cash flow will be approximately 105% of net income
  - Corporate costs: $78 – $80 million
  - EPS estimate excludes all future acquisitions and associated costs and any future restructuring expenses